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                                                        Exhibit 99.2
ABBOTT ANNOUNCES SHAREHOLDER RIGHTS PLAN

     ABBOTT PARK, Ill., November 10, 1999--Abbott Laboratories announced today that its board of directors adopted a shareholder rights plan designed to protect Abbott shareholders in the event of an unsolicited bid for control of the company.

     In connection with this plan, Abbott's board of directors declared a dividend of one Preferred Stock Purchase Right for each outstanding share of Abbott Common Stock. The dividend will be received by shareholders of record on December 1, 1999. Each share of Abbott Common Stock will automatically represent one Right and separate Rights Certificates will not be distributed at this time. Under U.S. law, the Rights distribution is not taxable to shareholders.

     The Rights will be exercisable only if a person or group acquires 10 percent or more of Abbott Common Stock or announces a tender or exchange offer which would result in ownership of 10 percent or more of the Common Stock.

     Each Right will entitle its holder to buy one-ten thousandth of a share of Series A Preferred Stock at an exercise price of $200, subject to adjustment. The Rights are not currently exercisable.

     Following the acquisition of 10 percent or more of Abbott's Common Stock by a person or group, the holders of the Rights (other than the acquiring person or group) may purchase shares of Common Stock at half-price. In the event of a subsequent merger or other acquisition of Abbott, the holders of the Rights (other than the acquiring person or group) may buy shares of the acquiring entity at half price.

     Abbott may redeem the Rights for one hundredth of a cent ($.0001) per Right, subject to adjustment, at any time before the acquisition by a person or group of 10 percent or more of Abbott's Common Stock. The Rights will expire in ten years.

     Abbott Laboratories is a global, diversified health care company devoted to the discovery, development, manufacture and marketing of pharmaceutical, diagnostic, nutritional and hospital products. The company employs 56,000 people and markets its products in more than 130 countries. In 1998, the company's sales and net earnings were $12.5 billion and $2.3 billion, respectively, with diluted earnings per share of $1.51. Abbott's news releases and other information are available on the company's Web site at www.abbott.com.


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